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FEDERAL DEPOSIT INSURANCE CORPORATION	OMB Number: 3235-0145
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____________)

Mackinac Financial Corporation
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

554571109
(CUSIP Number)

March 17, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑  Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who responded to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. …554571109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hillsdale Hourly Pension Plan EIN of Sponsor: 20-4605884

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) Not Applicable (b) Not Applicable

3.	SEC Use Only

4.	Citizenship of Place of Organization United States

Number of	5.	Sole Voting Power 235,911
Shares Bene-
ficially by	6.	Shared Voting Power Not applicable
Owned by
Each	7.	Sole Dispositive Power 235,911
Reporting
Person With:	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by each Reporting Person 235,911

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable

11.	Percent of Class Represented by Amount in Row (9) 6.90%

12.	Type of Reporting Person (See Instructions) EP

 Item 1.

(a) Name of Issuer	Mackinac Financial Corporation

(b) Address of Issuer’s Principal Executive Offices	130 South Cedar Street, Manistique, Michigan 49854

 Item 2.

(a) Name of person Filing	Hillsdale Hourly Pension Plan

(b) Address of Principal Business Office or, if none, Residence:	2424 John Daly Road Inkster, Michigan 48141

(c) Citizenship	United States

(d) Title of Class of Securities	Common Stock, No Par Value

(e) CUSIP Number	554571109

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8)

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 235,911

(b) Percent of class: 6.90%;

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 235,911.

(ii)	Shared power to vote or to direct the vote Not applicable.

(iii)	Sole power to dispose or to direct the disposition of 235,911.

(iv)	Shared power to dispose or to direct the disposition of Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class	Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.	Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group	Not Applicable

Item 9.	Notice of Dissolution of Group	Not Applicable

Item 10.	Certification	Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 20, 2010 Date

/s/ George Hofmeister
Signature
George Hofmeister, Trustee of Hillsdale Hourly Pension Plan